

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

James Eccher
Chairman of the Board, President, Chief Executive Officer and Director
Old Second Bancorp, Inc.
37 South River Street Aurora,
Illinois 60507

      Re: Old Second Bancorp, Inc.
           Registration Statement on Form S-3
           Filed August 18, 2023
           File No. 333-274068

Dear James Eccher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Finance

cc: Brennan Ryan